Filed pursuant to Rule 433
February 16, 2006
Relating to
Pricing Supplement No. 24 dated February 15, 2006 to
Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES F
Pricing Sheet – February 16, 2006
Senior Floating Rate Notes Due 2011
Inflation Linked Notes

Issue Price:	The Notes are being offered at 99.5% or at varying prices related to prevailing market prices at the time of sale or otherwise.

Purchase Price from Company:	99%

Aggregate Principal Amount:	$5,500,000
We may increase the principal amount prior to the original issue date, but we are not required to do so.

Original Issue Date (Settlement):	February 28, 2006

Maturity:	March 1, 2011

Interest Rate:	8% for the first six months and 1.5 * Year-over-Year CPI thereafter, reset monthly

Interest Accrual Date:	February 28, 2006

Interest Payment Dates:	Monthly, beginning April 1, 2006

Callable:	N/A

Denominations:	$1,000 and integral multiples thereof

CUSIP:	61745ETQ4

Issuer Ratings:	Aa3 / A+

Agent:	Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Pricing Supplement No. 24, dated February 15, 2006
Prospectus Supplement Dated January 25, 2006
Prospectus Dated January 25, 2006